FOR IMMEDIATE RELEASE

New York REIT, Inc.

Announces Final Results of Tender Offer

New York, New York, May 16, 2014 – New York REIT, Inc. (“New York REIT” or the “Company”) (NYSE: NYRT), announced today the final results of its tender offer for the purchase of up to 23,255,814 shares of its common stock, which expired at 12:00 Midnight, Eastern Time, on May 12, 2014.

Based on the final count by DST Systems, Inc., the paying agent and depositary for the tender offer, a total of 14,156,294 shares of the Company’s common stock were properly tendered and not properly withdrawn at the purchase price of $10.75 per share.

In accordance with the terms and conditions of the tender offer, and based on the final count by the paying agent and depositary, the Company will accept for purchase 14,156,294 shares of the Company’s common stock validly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $10.75 per share, for an aggregate cost of approximately $152.2 million, excluding fees and expenses relating to the tender offer. The 14,156,294 shares accepted for purchase in the tender offer represent approximately 8.0% of the Company’s currently issued and outstanding shares of common stock.

The paying agent promptly will issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders.

As a result of the tender offer, New York REIT has approximately 162,183,083 shares outstanding.

Investor questions concerning the tender offer may be directed to the information agent for the offer, American National Stock Transfer, LLC at (877) 373-2522.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of New York REIT.

About New York REIT

New York REIT is a Maryland corporation that has qualified as a real estate investment trust for tax purposes beginning in the taxable year ended December 31, 2010.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “will,” “should,” “may,” “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.

Contacts
Anthony J. DeFazio	Gregory W. Sullivan, CFO and COO
DDCworks	New York REIT, Inc.
tdefazio@ddcworks.com	gsullivan@arlcap.com
(484) 342-3600	(212) 415-6500

Andrew G. Backman, Managing Director
Investor Relations / Public Relations
RCS Capital Corporation
abackman@rcscapital.com
(917) 475-2135